News release

Zi Corporation Licenses eZiText to Vitelcom Mobile Technology
 User-Friendly Text Input Technology to Be Featured on GPRS Handsets for European, South American Markets

CALGARY, AB, June 19, 2003 -Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has furthered its reach into the European and South American markets by licensing its eZiText® predictive text input technology to Andalusia, Spain-based Vitelcom Mobile Technology, a major Spanish designer, manufacturer and distributor of mobile phones. The agreement adds to Zi's growing base of original equipment manufacturers (OEMs) around the world using the Company's technology. Under this agreement, Zi will receive upfront engineering and licensing fees as well as financial consideration for each handset sold.

        The licensing relationship with Vitelcom also links Zi to Telefónica, S.A., the world's sixth largest telecommunications company, as a user of Zi's eZiText predictive text technology since Vitelcom is exclusively supplying GPRS (General Packet Radio Service) handsets for Telefónica, which has operations in Spain, Mexico, Morocco and several South American markets including Argentina, Peru and Chile. To serve its customers in these regions, Vitelcom has licensed the Zi technology in English, Spanish, Portuguese, French and Arabic. The products embedded with eZiText technology are expected to be introduced into the market in the fourth quarter of 2003.

        "A key part of our marketing strategy is to penetrate important mobile markets around the world and this agreement with Vitelcom firmly entrenches eZiText throughout Europe and Latin America," said Gary Mendel, vice president of sales and marketing, Zi Corporation. "But, perhaps just as importantly, this license agreement further validates the strength of our technology. Zi's technology offers customers like Vitelcom increased localization and personalization of their products, which is something they can market to their own customers to differentiate themselves and set them apart in a very competitive mobile phone environment. This is obviously a very important and significant business relationship for us."

        Vitelcom Mobile Technology will manufacture GPRS handsets with color screens and cameras for Telefónica for its Moviestar brand. Vitelcom also plans to manufacture UMTS (Universal Mobile Telecommunications Systems) handsets for Telefónica.

        Zi's eZiText is a user-friendly text input technology that significantly increases the ease, speed and accuracy of text input on any electronic device, including mobile phones, hand-held computers, automotive systems and set-top boxes. Incorporating eZiText into mobile devices enables consumer electronic manufacturers (OEMs and ODMs) and telecom carriers to provide consumers with richer, more personalized text input experiences.

About Zi Corporation

        Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:

Investor Inquiries:
Allen & Caron Inc	Zi Corporation
Jill Bertotti	Dale Kearns, Chief Financial Officer
Phone: (949) 474-4300	Phone: (403) 233-8875
E-mail: jill@allencaron.com	E-mail: investor@zicorp.com

Media Inquiries:
Allen & Caron Inc
Len Hall
Phone: (949) 474-4300
E-mail: len@allencaron.com